ULTRAVIOLET SECURITIES, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT PURSUANT TO RULE 17a-5(d)

JULY 1, 2020 TO
JUNE 30, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ultraviolet Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Bodman Place, Suite 301
(No. and Street)

Red Bank	NJ	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Peterson (732)450-7462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early LLC
(Name – *if individual, state last, first, middle name*)

325 Columbia Turnpike, Suite 202	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ultraviolet Securities, LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNMARIE CIMMINO
Notary Public, State of New York
Qualified in Richmond County
No. 01CI61999747
My Commission Expires January 26, 2024

AnnMarie Cimmino
Notary Public

Gary Peterson @ 8/25/21
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ULTRAVIOLET SECURITIES, LLC

TABLE OF CONTENTS

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ultraviolet Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ultraviolet Securities, LLC as of June 30, 2021, the related statements of operations, changes in member's equity, and cash flows for the year ended June 30, 2021, and the related notes and supplementary schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ultraviolet Securities, LLC as of June 30, 2021, and the results of its operations and its cash flows for the year ended June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ultraviolet Securities, LLC's management. Our responsibility is to express an opinion on Ultraviolet Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Ultraviolet Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I (page 10) and Schedule II (page 11) has been subjected to audit procedures performed in conjunction with the audit of Ultraviolet Securities, LLC's financial statements. The supplemental information is the responsibility of Ultraviolet Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Untracht Early LLC

We have served as Ultraviolet Securities, LLC's auditor since 2020.

Florham Park, New Jersey
August 26, 2021

ULTRAVIOLET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

As of June 30, 2021

Assets		
Cash	$	131,821
Deposits		730
Prepaid expenses		920
Due from executing brokers and counterparties		462,856
Total assets	$	596,327
Liabilities and member's equity		
Accounts payable and other liabilities	$	13,965
Due to executing brokers and counterparties		462,856
Total liabilities		476,821
Member's equity		
Member's equity		119,506
Total liabilities and member's equity	$	596,327

See accompanying notes to financial statements.

ULTRAVIOLET SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended June 30, 2021

Revenue		
Total revenue	$	-
Expenses		
Professional fees		17,428
General and administrative expenses		2,302
Insurance expense		850
Total expenses		20,580
Net loss	$	(20,580)

See accompanying notes to financial statements.

ULTRAVIOLET SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended June 30, 2021

	Member's Equity
Member's equity, beginning of year	$ 15,086
Capital contributions	125,000
Net loss	(20,580)
Member's equity, end of year	$ 119,506

See accompanying notes to financial statements.

ULTRAVIOLET SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2021

Cash flows from operating activities		
Net loss	$	(20,580)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Deposits		485
Prepaid expenses		(849)
Due from executing brokers and counterparties		(462,856)
Accounts payable and other liabilities		(1,735)
Due to executing brokers and counterparties		462,856
Net cash used in operating activities		(22,679)
Cash flows from financing activities		
Capital contributions		125,000
Net cash provided by financing activities		125,000
Net increase in cash		102,321
Cash, beginning of year		29,500
Cash, end of year	$	131,821

ULTRAVIOLET SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2021

---

1. Nature of operations

Ultraviolet Securities, LLC (the "Company"), a Delaware limited liability company, was formed on May 29, 2018 and is headquartered in Red Bank, New Jersey. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Blueshift Holdings, LP (the "Parent"). The Company was formed to facilitate certain pre-trade compliance checks prior to routing for execution for its sister company, Blueshift Asset Management, LLC ("Blueshift"). The Company was approved as a FINRA member broker-dealer in April 2019. The Company's only customer is Blueshift and certain indirect costs incurred with this broker-dealer will be borne by the Parent via an Expense Sharing Agreement.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with Blueshift, such financial statements may not necessarily be indicative of the financial condition that existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification.

Use of Estimates

The preparation of the financial statements require management to make estimates and assumptions that address the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. These estimates involve judgement with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash

Cash and cash equivalents may consist of cash and overnight time deposits in interest-bearing accounts and all highly liquid investments with maturities of three months or less when purchased. The Company maintains its own cash accounts, which are periodically funded with capital contributions from the Parent. All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Deposits

Deposits consist of amounts deposited with FINRA. These deposits may be draw down from time-to-time by FINRA in satisfaction of license and other Company expenses owed to them.

ULTRAVIOLET SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2021

---

2. Summary of significant accounting policies (continued)

Due from/to executing brokers and counterparties

Due from/to executing brokers and counterparties represent rebates and fees generated by executions on different trading venues which are transacted by various executing brokers. Depending on the rebate and fee structure of the venue and whether the order is providing or taking liquidity, a rebate or fee is generated. The rebates or fees are invoiced to the Company and therefore are reflected as due from or due to executing brokers on the statement of financial condition. However, the rebates or fees are credited to or paid from the prime brokerage accounts in the name of the funds or separately managed account in which the Company's affiliate, Blueshift Asset Management, LLC, acts as an investment advisor for. Rebates or fees are never posted to the Company's bank account nor is the Company entitled to any revenues related to these transactions; therefore, a due from or due to counterparties, which offsets the related due from or due to executing brokers, is also reflected on the statement of financial condition.

Income Taxes

The accompanying financial statements contain no provisions for federal and state income taxes. The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income or loss of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's members' personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members of the parent.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that is greater than a fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. As of June 30, 2021, the Company did not have any unrecognized tax liabilities.

3. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires the ratio of aggregate indebtedness to net capital both as defined, should not exceed 15:1.

At June 30, 2021, the Company had net capital of $117,856 which was $86,068 in excess of its required capital of $31,788.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2021 was 4.0458 to 1.0.

4. Related-party transactions

The Company is a member of a group of affiliated entities. Certain employees of the Parent have been authorized to act for and on behalf of the Company as may be necessary to carry out its functions. The Parent, per an Expense Sharing Agreement, has agreed to assume liability for certain indirect expenses incurred by the Company. The value of the services provided by the Parent for the year ended June 30, 2021 was approximately $760,000.

ULTRAVIOLET SECURITIES, LLC

5. Commitments and contingencies

The Parent of the Company is the named lessor of the Company's office space; therefore, the Company has no commitments for the office lease. As of June 30, 2021, there were no claims or lawsuits brought by or against the Company.

There were no material commitments or contingencies as of and for the year ended June 30, 2021.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at June 30, 2021 or during the year then ended.

7. Member's equity

For the year ended June 30, 2021, the Company recorded $125,000 in capital contributions from the Parent.

8. Concentrations

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk.

As disclosed in Note 1, the Company's only customer is Blueshift. There are no contracts between the Company and Blueshift that would entitle the Company to revenues for any services provided to Blueshift.

9. COVID-19

In March 2020, the World Health Organization declared the spread of the Coronavirus ("COVID-19") a worldwide pandemic. The pandemic has negatively impacted the global economy and is affecting financial markets, causing significant market volatility and erosion of market value. Federal, state, and local authorities have taken actions to both contain the spread of the virus while simultaneously providing substantial liquidity to individuals, businesses, and the financial markets to ensure markets continue to operate smoothly. The Company is actively monitoring the impact of COVID-19 on its business, financial condition, liquidity, operations, customer, and business partners. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact to its financial statements for the near term, although the Company is currently unable to estimate the long-term effects of the pandemic on its financial statements.

10. Subsequent events

For purposes of these financial statements, subsequent events have been evaluated from July 1, 2021 to August 26, 2021, which is the date that the financial statements were available to be issued. During this period, the Company did not identify any material recognizable subsequent events.

ULTRAVIOLET SECURITIES, LLC

SUPPLEMENTAL INFORMATION

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Security and Exchange Commission

As of June 30, 2021

Total aggregate indebtedness	$	476,821
Net capital:		
Total member's equity	$	119,506
Non-allowable assets:		
Deposits		(730)
Prepaid expenses		(920)
Tentative net capital:		117,856
Haircuts		-
Net capital:		117,856
Ratio of aggregate indebtedness to net capital		404.58%
Computation of basis net capital requirement:		
Minimum net capital required		
(Greater of $5,000 or 6.67% of aggregate indebtedness)		
6.67% of aggregate indebtedness	$	31,788
Net capital required	$	31,788
Excess net capital	$	86,068

There are no material differences between the amounts presented in this computation of net capital and the corresponding amounts prepared by the Company as of the same date for inclusion in its unaudited Form X-17A-5 Part IIA FOCUS filing filed on July 15, 2021.

ULTRAVIOLET SECURITIES, LLC

SUPPLEMENTAL INFORMATION
Schedule II - Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2021

The Company does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, providing technology or platform services limited to referring securities transactions to other broker-dealers.

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ultraviolet Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ultraviolet Securities, LLC claimed it had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption provisions") and (2) Ultraviolet Securities, LLC stated that Ultraviolet Securities, LLC had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception. Ultraviolet Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ultraviolet Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Untracht Early LLC

Florham Park, New Jersey
August 26, 2021

ULTRAVIOLET SECURITIES, LLC

ADDITIONAL REPORTS AND RELATED INFORMATION
Ultraviolet Securities, LLC's Exemption Report

Ultraviolet Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

> 1. The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

> 2. The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Ultraviolet Securities, LLC

I, Gary Peterson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
    _____

    Gary Peterson, President

Date: August 26, 2021